Via Facsimile and U.S. Mail
Mail Stop 6010

August 11, 2006

Jeffrey L. Edwards
Chief Financial Officer
Allergan, Inc.
2525 Dupont Drive
Irvine, CA 92612

> **Re:** **Allergan, Inc.**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **Filed August 9, 2006**
> **File No. 001-10269**

Dear Mr. Edwards:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Unaudited Condensed Statement of Operations, page 3

1. We believe amortization related to purchased technology should be included in cost of sales. Alternatively, include a parenthetical disclosure after the caption 'cost of sales' indicating omission of amortization of purchased technology and disclose the amount of amortization and impairment of purchased technology excluded in the notes. Please refer to SAB Topic 11:B.

Notes to Unaudited Condensed Consolidated Financial Statements

3. Inamed Acquisitions, pages 11-13

2. Please provide in disclosure-type format the disclosures related to in-process research and development that fully explain why the amounts were required to be expensed, and why the projects were not complete at the date of acquisition. We noted cash flows on some projects were expected to commence in 2006. Indicate the status of each project at the date of acquisition and at the date of the filing of the document. Additionally, explain the remaining work necessary at the date of acquisition and disaggregate the total IPR&D to each project. Refer to paragraph 4.2.03 of the AICPA Practice Aid on IPR&D.

3. Please provide to us in disclosure-type format the $600 million intangible asset related to developed technology disaggregated by product, therapeutic category, and level at which impairment is evaluated or other level deemed appropriate.

4. Please provide to us in disclosure-type format the disclosure required by paragraph 51b of FAS 141 to explain the significant amount of goodwill. Your disclosure should explain why goodwill is larger than intangible assets and in process research and development combined.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant